SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K




              [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1995

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
               For the transition period from ----- to -----




                           Commission File No. 1-12590




                            GABLES RESIDENTIAL TRUST
                                  401 (K) PLAN
                            (Full Title of the Plan)




                            GABLES RESIDENTIAL TRUST
                              2859 Paces Ferry Road
                            Overlook III, Suite 1450
                             Atlanta, Georgia 30339


           (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                      GABLES RESIDENTIAL TRUST 401 (K) PLAN
                                    FORM 11-K
                                December 31, 1995


                                TABLE OF CONTENTS
                                -----------------


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Plan Benefits as of December 31, 1995 and 1994

   Statements of Changes in Net Assets Available for
   Plan Benefits for the year ended December 31, 1995, and for the period from inception (January 25, 1994) to December 31, 1994

NOTES TO FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULES:

   Schedule I:  Item 27a - Schedule of Assets Held for
   Investment Purposes as of December 31, 1995

   Schedule II:  Item 27d - Schedule of Reportable
   Transactions for the year ended December 31, 1995

SIGNATURE

INDEX TO EXHIBITS

EXHIBITS:

   23.1  Consent of Independent Public Accountants

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of
Gables Residential Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Gables Residential Trust 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1995, and for the period from inception (January 25, 1994) to December 31, 1994. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, and for the period from inception (January 25, 1994) to December 31, 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP


Dallas, Texas,
June 30, 1996

                     GABLES RESIDENTIAL TRUST 401(k) PLAN

             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                       AS OF DECEMBER 31, 1995 AND 1994

                                                         1995       1994
                                                                   ----       ----
     ASSETS:
       Participant-directed, at fair value-
          New Horizons Fund .................................... $   --      $370,352
          Prime Reserve Fund ...................................     --       323,187
          Equity Index Fund ....................................     --        24,561
          Equity Income Fund ...................................     --       375,565
          Capital Appreciation Fund ............................     --       140,430
          Spectrum Income Fund .................................     --       289,368
          Spectrum Growth Fund .................................     --       650,004
          Fidelity Advisor Growth Opportunities Fund ........... 1,119,111       --
          Merrill Lynch Global Allocation Fund .................   606,851       --
          Merrill Lynch Corporate Bond Fund Investment Grade       298,827       --
          Oppenheimer Main Street Income and Growth Fund         1,119,212       --
          Merrill Lynch Retirement Preservation Trust .........    392,177       --
                                                                 ---------   ---------

              Total investments ................................ 3,536,178   2,173,467
                                                                 ---------   ---------

     RECEIVABLES:
       Participants' contributions .............................    32,445       8,998
       Employer contributions ..................................    10,344       6,707
                                                                 ---------   ---------
              Total receivables ................................    42,789      15,705
                                                                 ---------   ---------
              Total assets ..................................... 3,578,967   2,189,172
                                                                 ---------   ---------
  LIABILITIES:
     Excess contributions payable ..............................    48,981       --
                                                                 ---------   ---------
  NET ASSETS AVAILABLE FOR PLAN BENEFITS ...................... $3,529,986  $2,189,172
                                                                ==========  ==========

  The accompanying notes are an integral part of these financial statements.


                     GABLES RESIDENTIAL TRUST 401(k) PLAN


       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

              FOR THE YEAR ENDED DECEMBER 31, 1995, AND FOR THE
        PERIOD FROM INCEPTION (JANUARY 25, 1994) TO DECEMBER 31, 1994


                                                            1995          1994

                                                            ----          ----
INVESTMENT INCOME:
   Interest and dividends                               $  118,785     $ 139,619
   Realized gain (loss)                                     18,097        (2,004)
   Net appreciation (depreciation) in fair
     value of investments                                  369,961       (96,320)
                                                           -------       -------
            Total investment income                        506,843        41,295

CONTRIBUTIONS:
   Participants                                            903,408       446,620
   Employer                                                299,819       323,374
   Rollovers from other plans                               35,906     1,535,840
                                                         ---------     ---------
            Total contributions                          1,239,133     2,305,834

BENEFITS PAID TO PARTICIPANTS                             (405,162)     (157,957)
                                                         ---------     ---------
NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS   1,340,814     2,189,172

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   beginning of period                                   2,189,172          -
                                                         ---------     ---------
NET ASSETS AVAILABLE FOR PLAN BENEFITS,
   end of period                                        $3,529,986    $2,189,172
                                                        ==========    ==========


  The accompanying notes are an integral part of these financial statements.

                     GABLES RESIDENTIAL TRUST 401(k) PLAN

                        NOTES TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1995 AND 1994

1. PLAN DESCRIPTION:
- --------------------

The following description of the Gables Residential Trust 401(k) Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan document.

General
- -------

The Plan is a defined contribution retirement plan which became effective January 25, 1994, and was established by Gables Residential Trust (the "Company") under the provisions of Section 401(a) of the Internal Revenue Code (the "Code"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

All employees of the Company are eligible to participate in the Plan on the first entry date (January 1 or July 1) following the date on which the employee has attained the age of 21 and has completed one year of service, as defined in the Plan document. Employees who on January 24, 1994, were employees of Trammell Crow Company (TCC) or an affiliate of TCC and became an employee of the Company or an affiliate of the Company on January 25, 1994, were eligible to rollover their accounts from the TCC qualified plan to the Plan and retain their years of service credits.

Plan Administration
- -------------------

Under a trust agreement dated January 26, 1995, and effective January 1, 1995, Merrill Lynch (the "Trustee") was appointed trustee for the plan replacing T. Rowe Price Trust Company (the "Trustee" for the period ended December 31, 1994).

Contributions
- -------------

Eligible employees were able to contribute an amount up to 15% and 4% in 1995 and 1994, respectively, of their compensation as defined by the Plan document, subject to certain limitations under the Code. The Company provided a matching contribution equal to 50% and 75% in 1995 and 1994, respectively, on the first 4% of each participant's contribution. The total maximum allowable contribution to the Plan under the Code from employee sources was $9,240 in 1995 and 1994.

Vesting
- -------

Participants are fully vested in their contributions and the earnings thereon. Employees who were employed by TCC, Avalon Properties, Inc. or any affiliate of either such company and were hired by the Company prior to January 1, 1995, will be vested after two years of service. Subsequent to January 1, 1995, all new employees are subject to a three-year vesting schedule for their employer matching contributions. Forfeitures for 1995 and 1994 totaled $6,957 and $1,215, respectively. The 1994 forfeiture amount was used to reduce 1994 and 1995 employer contributions. The 1995 forfeiture amount will be used to offset 1996 employer contributions.

Benefits
- --------

Upon termination of service due to death, total and permanent disability, or retirement, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account and any related earnings. The form of distribution is either a lump-sum payment, a rollover into another qualified plan, or a combination of the two.

Participant Accounts
- --------------------

Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related employer matching contributions as well as the participant's share of the Plan's income. Income is allocated ratably based on each participant's account balance.

Investment Options
- ------------------

Participants were able to direct their contributions and any related earnings into five investment options in 1995, and seven investment options in 1994. Participants may change their investment elections at any time. Under the terms of the Plan, employer matching contributions are invested in the same funds and at the same percentages as those chosen by the participant for their own contributions. Due to the change in trustees in January 1995, all new investment options were provided in 1995. A brief description of each investment option is provided below for both 1995 and 1994:

   1995
   ----

   FIDELITY ADVISOR GROWTH OPPORTUNITIES FUND

   This fund invests primarily in common stocks and convertible securities.

   MERRILL LYNCH GLOBAL ALLOCATION FUND

   This fund invests in domestic and foreign equities, debt, and money markets issued in at least three countries.

   MERRILL LYNCH CORPORATE BOND FUND INVESTMENT GRADE

   This fund invests at least 65% of its assets in high-quality corporate debt with longer maturities.

   OPPENHEIMER MAIN STREET INCOME AND GROWTH FUND

   This fund seeks total return and invests in income-producing common stocks, preferred stocks, convertible securities, bonds, debentures, and notes.

   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

   This fund invests in a diversified portfolio of U.S. government agency securities, "Guaranteed Investment Contracts," and a lesser portion in high-quality money market instruments.

   1994
   ----

   NEW HORIZONS FUND

   This fund invests primarily in common stocks of small, rapidly growing companies.

   PRIME RESERVE FUND

   This fund invests primarily in U. S. dollar-denominated money market securities with an average maturity not to exceed 90 days.

   EQUITY INDEX FUND

   The objective of this fund is to replicate the performance of the Standard & Poor's 500 Composite Stock Index. In order to meet this objective, the fund primarily invests in stocks included in the Standard & Poor's 500 Composite Stock Index.

   EQUITY INCOME FUND

   This fund invests primarily in dividend-paying common stocks of established companies.

   CAPITAL APPRECIATION FUND

   This fund invests primarily in common stocks which are considered to be undervalued or expected to increase in price over the short-term.

   SPECTRUM INCOME FUND

   This fund invests primarily in those T. Rowe Price mutual funds which invest primarily in fixed income securities.

   SPECTRUM GROWTH FUND

   This fund invests primarily in those T. Rowe Price mutual funds which, in turn, invest principally in equity securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
- ----------------------------------------------

BASIS OF ACCOUNTING

The accompanying financial statements are presented using the accrual basis of accounting.

INCOME RECOGNITION

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

INVESTMENT VALUATION

The mutual funds of the Plan consist of publicly traded marketable securities that are stated at fair value.

NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

Unrealized appreciation (depreciation) in fair value of investments is recorded in the accompanying statements of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

ADMINISTRATIVE EXPENSES

The Company pays all administrative expenses on behalf of the Plan and the Plan is not obligated to reimburse such expenses to the Company.

3. INVESTMENTS:
- ---------------

The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 1995 and 1994, are as follows:

                                                              1995        1994
                                                              ----        ----
New Horizons Fund ....................................   $     --     $  370,352
Prime Reserve Fund ...................................         --        323,187
Equity Income Fund ...................................         --        375,565
Capital Appreciation Fund ............................         --        140,430
Spectrum Income Fund .................................         --        289,368
Spectrum Growth Fund .................................         --        650,004
Fidelity Advisor Growth Opportunities Fund............    1,119,111         --
Merrill Lynch Global Allocation Fund .................      606,851         --
Merrill Lynch Corporate Bond Fund
   Invesment Grade ...................................      298,827         --
Oppenheimer Main Street Income and
    Growth Fund ......................................    1,119,212         --
Merrill Lynch Retirement Preservation Trust...........      392,177         --

4. EXCESS CONTRIBUTIONS PAYABLE:
- -------------------------------

Excess contributions totaling $48,981 were made by certain participants during 1995 and were returned to such participants during 1996.

5. TAX STATUS:
- --------------

The Company received a favorable determination letter, dated December 19, 1995, which, according to Section 401(a) of the Code, permits the plan to be exempt from federal income tax under the provisions of Section 501(a) of the Code. Therefore, the Plan and related trust are exempt from federal income taxes according to section 501 of the Code.

6. PLAN TERMINATION:
- --------------------

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

7. RECONCILIATION TO FORM 5500:
- -------------------------------

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                              December 31,
                                                              ------------
                                                          1995           1994
                                                          ----           ----
     Net assets available for benefits per
       the financial statements                        $3,529,986     $2,189,172
     Amounts allocated to withdrawing participants        (27,922)           -
                                                       ----------     ----------
     Net assets available for benefits per Form 5500   $3,502,064     $2,189,172
                                                       ==========     ==========

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

                                                                     Year Ended
                                                                    December 31,
                                                                        1995
                                                                      ---------

     Benefits paid to participants per the financial statements       $405,162
     Add- Amounts allocated to withdrawing participants at
       December 31, 1995                                                27,922
                                                                        ------
     Benefits paid to participants per Form 5500                      $433,084
                                                                      ========


Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

As of December 31, 1994, the Plan did not have any pending distributions to participants who elected to withdraw from the Plan or any other reconciling items.

8. SUBSEQUENT EVENT:
- --------------------

Effective January 26, 1996, the Company added the Gables Residential Trust Stock Fund as an investment option for participants of the Plan.

9. STATEMENTS OF NET ASSETS AND CHANGES IN NET ASSETS BY FUND:
- --------------------------------------------------------------

1995
- ----

                                                                                 OPPENHEIMER
                                                                        MERRILL     MAIN
                                              FIDELITY      MERRILL      LYNCH     STREET       MERRILL
                                               ADVISOR       LYNCH      CORPORATE  INCOME        LYNCH
                                               GROWTH        GLOBAL     BOND FUND   AND        RETIREMENT      NEW       PRIME
                                            OPPORTUNITIES  ALLOCATION  INVESTMENT  GROWTH     PRESERVATION   HORIZONS   RESERVE
                                                FUND         FUND        GRADE      FUND         TRUST        FUND       FUND
                                                ----         ----        -----      ----         -----        ----       ----

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Investments                              $1,119,111     $606,851    $298,827   $1,119,212   $392,177       $  -        $ -
   Receivables-
     Employer matching contributions             -            -            -           -          -              -          -
     Salary deferral contributions               -            -            -           -          -              -          -
                                             ---------      -------     -------    ---------    -------       --------   --------
      Total assets                           1,119,111      606,851     298,827    1,119,212    392,177          -          -

   Excess contributions payable                  -            -            -           -          -              -          -
                                              --------      -------    -------     -------      -------       --------   --------
    Net assets available for
    plan benefits                           $1,119,111     $606,851    $298,827   $1,119,212   $392,177       $  -        $ -
                                            ==========     ========    ========   ==========   ========       ========   ========

CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS:
 Additions-
  Investment income-
   Net appreciation in fair value
     of investments                          $161,980      $ 44,837    $ 17,654   $  145,490   $  -           $ -         $ -
   Realized gain                                5,241         5,112         603        7,141      -             -           -
   Interest and dividends                      27,149        41,111      11,339       16,203     22,983         -           -
                                               ------        ------      ------       ------     ------       ------     ------

      Total investment income                 194,370        91,060      29,596      168,834     22,983         -           -

  Contributions-
   Participants                               271,899       174,814      78,863      287,713    106,655         -           -
   Employer                                    82,004        52,324      25,003       92,501     37,643         -           -
   Rollovers from other plans                   9,300         3,942      12,418        3,200      7,046         -           -
                                                -----         -----      ------        -----      -----       ------     ------

      Total contributions                     363,203       231,080     116,284      383,414    151,344         -           -
                                              -------       -------     -------      -------    -------       ------     ------

      Total additions                         557,573       322,140     145,880      552,248    174,327         -           -

  Transfers                                   618,004       337,658     167,718      626,269    439,523     (370,352)   (323,187)

 Deductions-
  Benefits paid to participants                56,466        52,947      14,771       59,305    221,673         -           -
                                               ------        ------      ------       ------    -------       -------    -------

NET INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS                 1,119,111       606,851     298,827    1,119,212    392,177     (370,352)   (323,187)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                              -              -          -            -          -          370,352     323,187
                                             -------        -------     -------      -------    -------      -------     -------
 End of year                               $1,119,111      $606,851    $298,827   $1,119,212   $392,177     $   -       $   -
                                           ==========      ========    ========   ==========   ========     ========    ========



                                           EQUITY  EQUITY     CAPITAL     SPECTRUM     SPECTRUM
                                           INDEX   INCOME     APPREC.      INCOME       GROWTH           OTHER
                                           FUND     FUND       FUND         FUND         FUND            ITEMS          TOTAL
                                           ----     ----       ----         ----         ----            -----          -----

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Investments                             $ -     $  -         $ -       $    -       $   -           $  -          $3,536,178
   Receivables-
     Employer matching contributions         -        -           -            -           -            10,344           10,344
     Salary deferral contributions           -        -           -            -           -            32,445           32,445
                                          ------   ------      ------      ------       ------           ------      ----------
       Total assets                          -        -           -            -           -            42,789        3,578,967

   Excess contributions payable              -        -           -            -           -            48,981           48,981
                                          ------   ------      ------      ------       ------          ------       ----------
    Net assets available for
    plan benefits                         $  -     $  -        $  -       $    -       $   -           $(6,192)      $3,529,986
                                          ======   ======      ======      ======       ======          =======      ==========

CHANGES IN NET ASSETS AVAILABLE FOR PLAN
BENEFITS:
 Additions-
  Investment income-
   Net appreciation in fair value
     of investments                       $   -    $  -        $  -       $    -     $     -           $   -         $  369,961
   Realized gain                              -       -           -            -           -               -             18,097
   Interest and dividends                     -       -           -            -           -               -            118,785
                                          ------   ------      ------      ------        ------         ------        ---------
      Total investment income                 -       -           -            -           -               -            506,843

  Contributions-
   Participants                               -       -           -            -           -           (16,536)         903,408
   Employer                                   -       -           -            -           -            10,344          299,819
   Rollovers from other plans                 -       -           -            -           -               -             35,906
                                          ------   ------      ------      ------       ------         --------       ---------
      Total contributions                     -       -           -            -           -            (6,192)       1,239,133
                                          ------   ------      ------      ------       ------         --------       ---------
      Total additions                         -       -           -            -           -            (6,192)       1,745,976

  Transfers                              (24,561) (375,565)  (140,430)    (289,368)   (650,004)        (15,705)           -

 Deductions-
  Benefits paid to participants               -       -           -        -              -                -            405,162
                                          ------   ------      ------      ------       ------         -------          -------
NET INCREASE (DECREASE) IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS              (24,561) (375,565)  (140,430)    (289,368)   (650,004)        (21,897)       1,340,814

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year
                                          24,561   375,565    140,430      289,368     650,004          15,705        2,189,172
                                          ------   -------    -------      -------     -------          ------        ---------

End of year                              $  -      $   -     $   -        $   -       $   -            $(6,192)      $3,529,986
                                          ======    =======   =======      =======     =======          =======       =========

9. STATEMENTS OF NET ASSETS AND CHANGES IN NET ASSETS BY FUND (Continued):
- --------------------------------------------------------------------------

1994
- ----
                                       NEW       PRIME    EQUITY  EQUITY    CAPITAL      SPECTRUM   SPECTRUM
                                     HORIZONS   RESERVE   INDEX   INCOME  APPRECIATION    INCOME     GROWTH     OTHER
                                       FUND       FUND    FUND    FUND       FUND         FUND        FUND      ITEMS      TOTAL
                                       ----       ----    ----    ----       ----         ----        ----      -----      -----
NET ASSETS AVAILABLE FOR
PLAN BENEFITS:
  Investments                        $370,352   $323,187  $24,561 $375,565   $140,430     $289,368  $650,004    $  -      $2,173,467
  Contributions receivable               -          -        -        -          -            -         -        15,705       15,705
                                     --------   --------  -------  ------     ------       -------    -------    ------    ---------
  Net assets available for
    plan benefits                    $370,352   $323,187  $24,561 $375,565   $140,430     $289,368  $650,004    $15,705   $2,189,172
                                      =======    =======   ======  =======    =======      =======   =======     ======    =========
CHANGES IN NET ASSETS AVAILABLE
FOR PLAN BENEFITS:
   Additions-
     Investment income-
      Net depreciation in fair
        value of investments         $(25,304)  $  -     $  (309)  $(12,668)  $ (7,287)   $ (14,840) $(35,912)  $    -    $ (96,320)
      Realized gain (loss)             (1,939)     -          82        448         28         (801)      178        -       (2,004)
      Interest and dividends           31,335      8,273    (397)    27,532     10,629       15,326    46,921        -      139,619
                                       ------      -----    ----     ------     ------       ------    ------    -------    -------
        Total investment income         4,092      8,273    (624)    15,312      3,370         (315)   11,187        -       41,295

     Contributions-
      Participants                     80,814      69,452   9,796    66,120     28,217       60,969    122,254     8,998    446,620
      Employer                         59,101      50,218   6,952    48,777     20,612       43,858     87,149     6,707    323,374
      Rollovers from other plans      251,414     237,476  24,927   268,686     95,266      213,236    444,835       -    1,535,840
                                      -------     -------  ------   -------     ------      -------    -------   ------- ----------
        Total contributions           391,329     357,146  41,675   383,583    144,095      318,063    654,238    15,705  2,305,834

        Total additions               395,421     365,419  41,051   398,895    147,465      317,748    665,425    15,705  2,347,129
                                      -------     -------  ------   -------    -------      -------    -------    ------  ----------
   Deductions-
     Benefits paid to
      participants                    (20,209)    (24,775) (16,425) (28,109)    (5,085)     (28,380)   (34,974)      -     (157,957)
     Net exchanges                     (4,860)    (17,457)     (65)   4,779     (1,950)        -        19,553       -         -
                                       ------     -------      ---    -----     ------      -------     ------    ------   ---------
       Total deductions               (25,069)    (42,232) (16,490) (23,330)    (7,035)     (28,380)   (15,421)      -     (157,957)
                                      -------     -------  -------  -------     ------      -------    -------    ------   ---------
NET INCREASE IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS           370,352     323,187   24,561  375,565    140,430      289,368    650,004    15,705   2,189,172

NET ASSETS AVAILABLE FOR
  PLAN BENEFITS:
   Beginning of period                   -           -         -       -          -            -          -          -         -
                                      -------     -------  -------  -------    -------      -------   -------    -------   ---------
   End of period                     $370,352    $323,187  $24,561 $375,565   $140,430     $289,368   $650,004   $15,705  $2,189,172
                                     ========    ========  ======= ========   ========     ========   ========   =======  ==========

                                                                      SCHEDULE I


                      GABLES RESIDENTIAL TRUST 401(k) PLAN


     ITEM 27a - SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1995

                                 EIN: 58-2135802

                                   PLAN # 001

(a)        (b)                      (c)                                         (d)                (e)

     IDENTITY OF ISSUER          DESCRIPTION                                COST VALUE       CURRENT VALUE
- --   ------------------          -----------                                ----------       -------------

                                 Mutual Funds:

*     Merrill Lynch              Fidelity Advisor Growth Opportunities
                                   Fund                                  $    957,131        $1,119,111
*     Merrill Lynch              Merrill Lynch Global Allocation Fund         562,014           606,851
*     Merrill Lynch              Merrill Lynch Corporate Bond Fund
                                   Investment Grade                           281,173           298,827
*     Merrill Lynch              Oppenheimer Main Street Income
                                   Growth Fund                                973,722         1,119,212
*     Merrill Lynch              Merrill Lynch Retirement Preservation
                                   Trust                                      392,177           392,177
                                                                              -------           -------

                                                                           $3,166,217        $3,536,178
                                                                           ==========        ==========

     * Column (a) indicates each identified person/entity known to be a party-in-interest.

     This supplemental schedule lists assets held for investment purposes at December 31, 1995, as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.


                      GABLES RESIDENTIAL TRUST 401(k) PLAN


           ITEM 27d - SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1995

                                 EIN: 58-2135802

                                   PLAN # 001


   (a)                          (b)                             (c)        (d)           (g)             (h)           (i)
                                                                                                    CURRENT VALUE
IDENTITY OF                                                   PURCHASE    SELLING       COST OF      (ON DATE OF       NET
PARTY INVOLVED           DESCRIPTION OF ASSET                  PRICE       PRICE         ASSET       TRANSACTION)   GAIN/(LOSS)
- --------------           --------------------                  -----       -----         -----       ------------   -----------
INDIVIDUAL
TRANSACTIONS:
                           Mutual Funds:

   T. Rowe Price       New Horizons Fund                     $    -       $ 370,352    $395,656       $370,352       $(25,304)
   T. Rowe Price       Prime Reserve Fund                         -         323,187     323,187        323,187           -
   T. Rowe Price       Equity Index Fund                          -          24,561      24,870         24,561           (309)
   T. Rowe Price       Equity  Income Fund                        -         375,565     388,233        375,565        (12,668)
   T. Rowe Price       Capital Appreciation Fund                  -         140,430     147,717        140,430         (7,287)
   T. Rowe Price       Spectrum Income Fund                       -         289,368     304,208        289,368        (14,840)
   T. Rowe Price       Spectrum Growth Fund                       -         650,004     685,916        650,004        (35,912)

SERIES OF
TRANSACTIONS:

                       Mutual Funds:

   Merrill Lynch       Fidelity Advisor Growth
                         Opportunities Fund                  $  -        $ 59,017     $  53,776    $  59,017         $5,241
   Merrill Lynch       Fidelity Advisor Growth
                         Opportunities Fund                   968,464        -          968,464      968,464            -
   Merrill Lynch       Merrill Lynch Retirement Preservation
                         Trust                                  -         224,367       224,367      224,367            -
   Merrill Lynch       Merrill Lynch Retirement Preservation
                         Trust                                605,597        -          605,597      605,597            -
   Merrill Lynch       Merrill Lynch Global Allocation Fund     -          68,857        63,745       68,857          5,112
   Merrill Lynch       Merrill Lynch Global Allocation Fund   601,664        -          601,664      601,664            -
   Merrill Lynch       Merrill Lynch Corporate Bond Fund
                          Investment Grade                      -          25,689        25,086       25,689            603
   Merrill Lynch       Merrill Lynch Corporate Bond Fund
                          Investment Grade                    292,608        -          292,608      292,608            -
   Merrill Lynch       Oppenheimer Main Street Income and
                          Growth Fund                           -         194,792       187,651      194,792          7,141
   Merrill Lynch       Oppenheimer Main Street Income and
                          Growth Fund                       1,101,833        -        1,101,833    1,101,833            -
   Merrill Lynch       CMA Money Fund                           -       3,692,538     3,692,538    3,692,538            -
   Merrill Lynch       CMA Money Fund                       3,692,538        -        3,692,538    3,692,538            -

     Columns (e) Lease Rental and (f) Expense Incurred with Transaction are not applicable to this plan and have been omitted accordingly.

     This supplemental schedule lists individual and series of transactions in excess of 5% of the fair market value of plan assets at the beginning of the year as required by the Department of Labor Rules and Regulations for Reporting and Disclosure.

                                    SIGNATURE
                                    ---------


     Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Investment Committee of the undersigned plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                            GABLES RESIDENTIAL TRUST
                                  401 (K) PLAN



Date: July 11, 1996        By: /s/ Marvin R. Banks, Jr.
                            ------------------------
                              Marvin R. Banks, Jr.
                         Chairman, Investment Committee
                                   of the Plan

                               INDEX TO EXHIBITS
                               -----------------

Exhibit
Number                          Description
- ------                          -----------
23.1                Consent of Independent Public Accountants